Ex99.107

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1     Identity of Company

1.1	Name and Address of Company
DeFi Technologies Inc. (the "Company")
198 Davenport Road
Toronto, Ontario M5R 1J2

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Wouter Witvoet, Chief Executive Officer of the Company, who can be contacted at wouter@defi.tech

Item 2     Details of Acquisition

2.1	Nature of Business Acquired

On April 1, 2021, the Company announced that further to the press release dated March 23, 2021, it had completed the acquisition of the remaining interest of Valour Structured Products Inc. (“Valour”) from the shareholders of Valour (the “Valour Acquisition”). Pursuant to the Valour Acquisition, the Company issued a total of 36,934,316 common shares of the Company (the “Common Shares”) from treasury to the shareholders of Valour (the “Valour Shareholders”) in proportion to their pro rata shareholdings of Valour. As a result of the Valour acquisition, Valour became a 100% wholly-owned subsidiary of the Company

No finder fees were paid in connection with the Valour Acquisition.

Founded in 2018, Valour Structured Products, Inc. is a company focused on creating exchange traded products in the digital asset space. Following the completion of a seed financing led by leading cryptocurrency investors in 2018, Valour has undertaken regulatory applications required and has received approval to be an issuer of exchange traded products on leading European stock markets, including Bitcoin Zero, Ethereum Zero, Cardano ETP and Polkadot ETP.

2.2	Date of Acquisition

The effective date of the Valour Acquisition is April 1, 2021.

2.3	Consideration

On closing of the Valour Acquisition, the Company issued an aggregate total of 36,934,316 Common Shares from treasury to the Valour Shareholders.

2.4	Effect on Financial Position

The Valour Acquisition had no material effect on the financial performance and financial position of the Company as the Company issued Common Shares as consideration for the Valour Acquisition to the Valour Shareholders.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

On the closing date of the Valour Acquisition, the Valour Acquisition was not with informed persons, associates or affiliates of the Company.

2.7	Date of Report

August 9, 2021

Item 3     Financial Statements

The following financial statements are attached hereto and form an integral part of this business acquisition report:

(i)	Attached as Schedule "A" hereto, the audited financial statements of Valour and the notes thereto as at and for the year ended October 31, 2020, together with the report of the auditors thereon;

(ii)	Attached as Schedule “B” hereto, the consolidated financial statements of Valour and the notes thereto as at and for the period ended March 31, 2021; and

(iii)	Attached as Schedule "C" hereto, the unaudited pro forma consolidated financial statements of the Company as at and for the period ended March 31, 2021.

SCHEDULE "A"
Valour Annual Financial Statements

See attached.

Valour Structured Products, Inc.
Audited Consolidated Financial Statements
For the year ended October 31, 2020

INDEX
INDEPENDENT AUDITOR’S REPORT		3
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		6
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME 8 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		10
CONSOLIDATED STATEMENT OF CASH FLOWS		11
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		13
1.	General Information	13
2.	Summary of significant accounting policies	13
3.	Critical accounting estimates and judgements	21
4.	Cash and cash equivalents	21
5.	Investments at fair value through profit or loss	22
6.	Key management personnel	22
7.	Related party transactions	22
8.	Property, plant and equipment	23
9.	Leases	23
10.	Intangible assets	24
11.	Share capital	25
12.	Risk Management	25
13.	Subsequent Events	28

RSM Cayman Ltd.
Zephyr House, Mary Street, George Town
P.O. Box 10311, Grand Cayman KY1-1003
Cayman Islands
T +1 (345) 743-3000
F +1 (345) 743-3001
www.rsm.ky

Independent Auditor's Report

To the Board of Directors of
Valour Structured Products, Inc.

Opinion

We have audited the consolidated financial statements of Valour Structured Products, Inc. (the Company), which comprise the consolidated statement of financial position as at October 31, 2020, and the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2020, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

This report is made solely for the Board of Directors, as a body. Our audit work has been undertaken so that we might state to the Board of Directors those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Board of Directors as a body, for our audit work, for this report, or for the opinions we have formed.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Company in accordance with the International Ethics Boards for Accountants' *Code of Ethics for Professional Accountants* (IESBA Code) and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

3

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

4

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

RSM Cayman LTD.

Grand Cayman, Cayman Islands
February 24, 2021

5

Valour Structured Products, Inc.
 CONSOLIDATED STATEMENT OF FINANCIAL POSITION
October 31, 2020
(Expressed in USD)

	Notes	October 31, 2020	October 31, 2019
ASSETS

CURRENT ASSETS

Cash and cash equivalents	4	1,712,630	111,975
Other receivables against third parties		3,289	-
Other current assets		16,875	-
Prepaid expenses and accrued revenues		15,509	-

TOTAL CURRENT ASSETS		1,748,303	111,975

NON-CURRENT ASSETS

Investments at fair value through profit or loss	5	460,252	-
Property, plant and equipment	8	6,148	-
Right-of-use assets	9	65,904	-
Intangible assets	10	14,456	1,407,571

TOTAL NON-CURRENT ASSETS		546,760	1,407,571

TOTAL ASSETS		2,295,063	1,519,546

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)
October 31, 2020
(Expressed in USD)

	Notes	October 31, 2020	October 31, 2019
LIABILITIES

CURRENT LIABILITIES
In-kind subscription received in advance		-	1,517,814
Trade payables		18,166	-
Other payables		12,080	21,338
Other liabilities - related parties		1,455	-
Accrued expenses and deferred income		64,557	-
Income tax liabilities		108	-

TOTAL CURRENT LIABILITIES		96,366	1,539,152

NON-CURRENT LIABILITIES

Lease liabilities	9	65,904	-

TOTAL NON-CURRENT LIABILITIES		65,904	-

TOTAL LIABILITIES		162,270	1,539,152

SHAREHOLDERS' EQUITY

Share capital	11	5,136	1
Share premium		2,770,990	-
Revaluation reserve	10	1,254	-
Retained earnings		(644,587)	(19,607)

TOTAL SHAREHOLDERS' EQUITY		2,132,793	(19,606)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,295,063	1,519,546

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
 CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
for the year ended October 31, 2020
(Expressed in USD)

	Notes	Year to October 31, 2020	June 18, 2019 to October 31, 2019
EXPENSES

Salaries		(401,250)	(14,696)
Social security contributions		(52,449)	-
Travel and representation expenses		(18,543)	-
Personnel expenses		(472,242)	(14,696)

Infrastructure costs		(11,586)	(642)
Maintenance and repairs		(1,224)	-
Insurances, charges, permissions		(9,270)	-
Administrative expenses		(335,227)	(6,000)
Marketing and advertising expenses		(35,533)	-
Other operating expenses		(392,840)	(6,642)

OPERATING LOSS BEFORE DEPRECIATION, INTEREST AND TAXES (EBITDA)		(865,082)	(21,338)

Depreciation of property, plant and equipment	8	(1,537)	-
Depreciation of right-of-use assets	9	(35,496)	-
Depreciation, amortisation and impairment		(37,033)	-

Gain on intangible assets disposals	10	324,851	-
Loss on intangible assets disposals	10	(56,584)	(42)
Profit from intangible assets disposals		268,267	(42)

Badwill		1,193	-

OPERATING LOSS BEFORE INTEREST AND TAXES (EBIT)		(632,655)	(21,380)

Financial income		74	-
Financial expenses		(27,021)	-
Foreign currency exchange differences		48,068	1,773
Financial income and expenses		21,121	1,773

LOSS BEFORE TAXES		(611,534)	(19,607)

Taxes		(103)	-

LOSS FOR THE YEAR / PERIOD		(611,637)	(19,607)

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (continued)
for the year ended October 31, 2020
(Expressed in USD)

	Notes	Year to October 31, 2020	June 18, 2019 to October 31, 2019
OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss

Revaluation of intangible assets	10	1,254	-
Currency translation differences		(13,343)	-

OTHER COMPREHENSIVE LOSS FOR THE PERIOD		(12,089)	-

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(623,726)	(19,607)

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended October 31, 2020
(Expressed in USD)

	Share capital	Share premium	Other reserves	Retained earnings	Total
Balance at June 18, 2019 (date of incorporation)	-	-	-	-	-

Share issued during the period	1	-	-	-	1
Loss for the period	-	-	-	(19,607)	(19,607)
Balance at November 1, 2019	1	-	-	(19,607)	(19,606)

Loss for the year	-	-	-	(611,637)	(611,637)
Total other comprehensive loss	-	-	1,254	(13,343)	(12,089)
Total Comprehensive loss for the year	-	-	1,254	(624,980)	(623,726)

Shares issued during the year	5,135	2,770,990	-	-	2,776,125

Balance at October 31, 2020	5,136	2,770,990	1,254	(644,587)	2,132,793

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended October 31, 2020
(Expressed in USD)

	Notes	Year to October 31,2020	June 18, 2019 to October 31,2019
CASH FLOWS FROM OPERATING ACTIVITIES

Comprehensive loss for the year / period		(623,726)	(19,607)
Adjustments for:
Interest and similar income		(74)	-
Interest and similar charges		27,021	-
Income taxes accrued		108	-
Depreciation and amortisation of property, plant and equipment	8	1,537	-
Depreciation and amortisation of right-of-use assets	9	35,496	-
Revaluation of intangible assets through other comprehensive income	10	(1,254)	-

Operating cash (outflow) before working capital changes		(560,892)	(19,607)

Changes in working capital, accruals and provisions:
Increase in other receivables		(3,289)	-
Increase in other current assets		(16,875)	-
Increase in prepaid expenses and accrued income		(15,509)	-
Decrease in in-kind subscription received in advance		(1,517,814)	-
Increase in trade and other payables		8,908	21,338
Increase in other liabilities		1,455	-
Increase in accrued expenses and deferred income		64,557	-
Interest received		74	-
Interest paid		(27,021)	-

Net cash (outflow) / inflow from operating activities		(2,066,406)	1,731

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of investments at fair value through profit or loss	5	(460,252)	-
Purchase of property, plant and equipment	8	(7,685)	-
Additions right-of-use assets	9	(103,196)	-
Purchase of intangible assets	10	(1,493,507)	-
Proceeds from disposal of intangible assets	10	3,166,398	110,201
(Gain) / loss on disposal of intangible assets	10	(268,267)	42
Purchase of Goodwill and participations	10	(10,255)	-

Net cash inflow from investing activities		823,236	110,243

Valour Structured Products, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
For the year ended October 31, 2020
(Expressed in USD)

	Notes	Year to October 31, 2020	June 18, 2019 to October 31, 2019
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	11	5,135	1
Increase in share premium	11	2,770,990	-
Increase in lease liabilities	9	65,904	-

Net cash inflow from financing activities		2,842,029	1

Net increase in cash and cash equivalents		1,598,859	111,975

Cash and cash equivalents as at beginning of the year		111,975	-
Effect of exchange rate differences on cash and cash equivalents		1,796	-
Cash and cash equivalents as at the end of the year		1,712,630	111,975

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

1. General Information

Valour Structured Products, Inc. (the "Company") was incorporated on June 18, 2019 under the Companies Law of the Cayman Islands as an exempted company with limited liability. The Company’s intended operations consist of being an issuer of exchange-traded certificates linked to various digital currencies and the hedging thereof.

The Company's registered office is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

In October 2019, Valour Structured Products, Inc. purchased Catenafin AG, Zug and in June 2020, C de Geer 2 AB, Sweden.

As at October 31, 2020, the Valour Structured Products Group (the "Group") consisted of the following consolidated companies:

Entity	Domicile	Principal activities	Ownership as at October 31, 2020

Valour Structured Products Inc.	Cayman Islands	Trading & investment activities	Parent
Catenafin AG	Zug, Switzerland	Management services	100% Subsidiary
C de Geer 2 AB	Sweden	Marketing activities	100% Subsidiary
2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the periods presented, unless otherwise stated.

2.1 Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. Standards that are not relevant to the Group have not been disclosed.

These consolidated financial statements are presented in United States dollars (“USD”), which is the Group's functional and presentation currency.

The current accounting period is the year ended October 31, 2020. The previous accounting period commenced on June 18, 2019 and ended on October 31, 2019.

Adoption of relevant new and revised standards, amendments and interpretations effective during the year:

IFRS 16 Leases
In January 2016, the IASB issued International Financial Reporting Standard No. 16, Leases ("IFRS 16"). IFRS 16 affects primarily the accounting by lessees and results in the recognition of almost all leases in the statement of financial position. The standard removes the current distinction between operating and financing leases and requires recognition of an asset (the right to use the leased item) and a financial liability to pay rentals for virtually all lease contracts. An optional exemption exists for short-term and low-value leases.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)
2. Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

The statement of profit or loss is also affected because the total expense is typically higher in the earlier years of a lease and lower in later years. Additionally, the operating expense is replaced with interest and depreciation.

Operating cash flows are higher as cash payments for the principal portion of the lease liability are classified within financing activities. Only the part of the payments that reflects interest can continue to be presented as operating cash flows.

Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

See Note 2.5 for changes to accounting polices following the adoption of IFRS 16.

There are no other new or revised standards that have a material impact on the consolidated financial statements.

2.2 Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intragroup transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3 Foreign currency translation

(a) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).

(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognised in profit or loss.

Foreign exchange gains and losses are presented in the statement of profit or loss, within finance costs.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

2. Summary of significant accounting policies (continued)

2.3 Foreign currency translation (continued)

(c) Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

-	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
-
income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

-	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2.4 Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)
2. Summary of significant accounting policies (continued)

2.4 Income tax (continued)

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

2.5 Leases

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

2.6 Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.7 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand and deposits held at call with financial institutions.

2.8 Trade receivables

Trade receivables are recognised initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognised at fair value. They are subsequently measured at amortised cost using the effective interest method, less loss allowance.

2.9 Financial instruments

At the initial recognition of financial instruments, the Group classifies financial assets into the following categories: at fair value through profit or loss, amortised cost and fair value through other comprehensive income. The Group classifies financial liabilities into the following categories: designated at fair value through profit or loss and at amortised cost.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

2. Summary of significant accounting policies (continued)

2.9 Financial instruments (continued)

Financial instruments are classified according to their nature and use by the Group at the time of initial recognition. Financial instruments carried in the statement of financial position include loans to related parties. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. Fair value is based on active quoted market rates (bid for assets/ask for liabilities) prices. If there is no active market, fair value is based on prevailing market prices for instruments with similar characteristics and risk profiles or internal or external valuation models using observable market-based inputs. Fair value could be based on valuation models using unobservable inputs that are supported by little or no market activity.

Fair value measurement hierarchy:
In accordance with IFRS 7, “Financial Instruments: Disclosures”, financial instruments measured at fair value are disclosed by the source of the inputs used in determining fair value. The hierarchy gives the highest priority to readily available unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs when market prices are not readily available or reliable. The three levels of the hierarchy are described below:

Level 1 inputs:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs:	unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the financial asset or financial liability is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.

2.10 Investments and other financial assets

(a)  Classification
The Group classifies its financial assets in the following measurement categories:

-	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and
-	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

2. Summary of significant accounting policies (continued)

2.10 Investments and other financial assets (continued)

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(b) Recognition and derecognition
Regular way purchases and sales of financial assets are recognised on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(c) Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

(d) Equity instruments
The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(e) Impairment
The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

2.11 Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amounts of the replaced parts are derecognised. All other repairs and maintenance are charged to the statement of comprehensive income during the financial period in which they are incurred.

Depreciation on other assets is calculated using the straight-line method to recognise their cost less their residual values over their estimated useful lives, as follows:

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)
2. Summary of significant accounting policies (continued)

2.11 Property, plant and equipment (continued)

- Leasehold improvements  Lifetime of the office lease contract
- Furniture and fixtures  5 years
- IT and telecommunication  5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is Group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

2.12 Intangible assets

(a)            Goodwill
Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.

(b) Software
Costs associated with maintaining software programmes are recognised as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognised as intangible assets where the following criteria are met:

- it is technically feasible to complete the software so that it will be available for use
- management intends to complete the software and use or sell it
- there is an ability to use or sell the software
- it can be demonstrated how the software will generate probable future economic benefits
-	adequate technical, financial and other resources to complete the development and to use or sell the software are available, and
- the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalised as part of the software include employee costs and an appropriate portion of relevant overheads.

Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use.

(c) Cryptocurrencies
In 2019, the IFRS Interpretations Committee (“the Committee”) published a tentative agenda decision: Holding of Cryptocurrencies – Agenda Paper 12 (“Agenda Paper”), which clarified how to apply the holdings of cryptocurrencies’ classification, recognition and measurement within issued IFRS Standards.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

2. Summary of significant accounting policies (continued)

2.12 Intangible assets (continued)

The Committee observed that a holding of cryptocurrency meets the definition of (1) an intangible asset in IAS 38 on the grounds that (a) it is capable of being separated from the holder and sold or transferred individually; and (b) it does not give the holder a right to receive a fixed or determinable number of units of currency; or (2) in certain circumstances, inventory in accordance with IAS 2.

The Group has evaluated the impact of the Agenda Paper and has determined that cryptocurrencies with an active market should be classified as intangible assets and measured at fair value through other comprehensive income. In accordance with IAS 36, intangible assets that have an indefinite useful life are not subject to amortisation but are revalued annually, or more frequently if events or changes in circumstances indicate they might be impaired.

Recognition and measurement
Cryptocurrencies are measured initially at cost. After initial recognition, cryptocurrencies are carried at a revalued amount, being their fair value at the date of the revaluation less any subsequent accumulated amortisation and any subsequent accumulated impairment losses. For the purpose of revaluations under IAS 38, fair value shall be measured by reference to an active market. Revaluations shall be made with such regularity that at the end of the reporting period the carrying amount of the asset does not differ materially from its fair value. If an entity measures its holding in cryptocurrencies at fair value, IFRS 13 Fair Value Measurement specifies applicable disclosure requirements.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Impairment
Under IAS 38, an intangible asset with an indefinite useful life shall not be amortised. In accordance with IAS 36, an entity is required to test an intangible asset with an indefinite useful life for impairment by comparing its recoverable amount with its carrying amount (a) annually, and (b) whenever there is an indication that an intangible asset may be impaired.

If an intangible asset’s carrying amount is decreased as result of a revaluation, the decrease shall be recognized in profit or loss. However, the decrease shall be recognized in other comprehensive income to the extent of any credit balance in the revaluation surplus in respect of that asset. The decrease recognised in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus.

If an intangible asset’s carrying amount is increased as a result of a revaluation, the increase shall be recognised in other comprehensive income and accumulated in equity under the heading of revaluation surplus. However, the increase shall be recognised in profit or loss to the extent that is reverses a revaluation decrease of the same asset previously recognised in profit or loss.

Disclosure
The Group applies the disclosure requirements in the IFRS Standard applicable to its holding of cryptocurrencies. Accordingly, the Group applies the disclosure requirements in IAS 38 for holdings of cryptocurrencies. If an entity measures its holding in cryptocurrencies at fair value, IFRS 13 Fair Value Measurement specifies applicable disclosure requirements. In applying IAS 1 Presentation of Financial Statements, the Group discloses judgements that its management has made regarding its accounting for holdings of cryptocurrencies if those are part of the judgements that had a significant effect on the amounts recognised in the consolidated financial statements.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)
2. Summary of significant accounting policies (continued)

2.12 Intangible assets (continued)

The Group has evaluated the impact of the Agenda Paper and has determined that cryptocurrencies with an active market should be classified as intangible assets and measured at fair value through other comprehensive income. In accordance with IAS 36, intangible assets that have an indefinite useful life are not subject to amortisation but are revalued annually, or more frequently if events or changes in circumstances indicate they might be impaired.

2.13 Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

2.14 Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.15 Operating expenses

Operating expenses are accounted for in the consolidated financial statements in the period to which they relate.

3. Critical accounting estimates and judgements

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period; while management believes that the amounts included in the consolidated financial statements reflect the Group’s best estimates and assumptions, actual results could differ from those estimates.

4. Cash and cash equivalents

	October 31, 2020	October 31, 2019
Cash at banks	290,042	-
Cash at brokers	257,480	-
Cash at digital currency exchanges	1,165,108	111,975
Total cash and cash equivalents	1,712,630	111,975

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

5. Investments at fair value through profit or loss

	October 31, 2020	October 31, 2019

Abaxx Technologies Inc., Canada	273,355	-
3iQ Corporation, Canada	186,897	-
Total investments at fair value through profit or loss	460,252	-

The Group made investments in Abaxx Technologies Inc., a development stage financial technology business and global commodities exchange, through the purchase of a convertible debenture. The group also purchases common shares in 3iQ Corporation, a bitcoin and digital asset fund manager.

All investments at fair value through profit or loss are categorised as Level 3 within the fair value hierarchy.

As at October 31, 2020 the fair values of investments at fair value through profit or loss are equal to their initial cost and therefore measured on this basis.

6. Key management personnel

The aggregate remuneration made to members of key management of Catenafin AG is set out below. There are no remuneration expenses incurred by other entities in the Group.

	Year to October 31, 2020	June 18, 2019 to October 31, 2019
Short-term employee benefits	307,535	137,894
Post-employment benefits	15,917	7,078
Total	323,452	144,972

7. Related party transactions

7.1	Transactions with key management personnel

Remuneration paid to key management personnel for services rendered during the year and prior period has been disclosed in note 6.

7.2 Directors’ fees

Fees paid to directors of the Company for services rendered during the year were USD 200,000 and are included within administrative expenses in the statement of profit or loss and other comprehensive income.

7.3 Shares issued

17,500,000 shares were issued at par value of USD 0.0001 each to Nortide Capital AG, an entity related to the Company through common control, on 4 November 2019.

21,359,900 shares were issued at par value of USD 0.0001 each to directors of the Company on 4 November 2019.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

7. Related party transactions (continued)

7.4 Amounts due from related parties

Amounts due from related parties for issued shares of USD 3,886 is included within other current assets as a receivable in the statement of financial position.

8. Property, plant and equipment

Cost:	IT and tele- communication	Total
Opening balance at November 1, 2019	-	-
Additions current year	7,685	7,685
Closing balance at October 31, 2020	7,685	7,685

Accumulated depreciation:
Opening balance at November 1, 2019	-	-
Depreciation current year	1,537	1,537
Closing balance at October 31, 2020	1,537	1,537

Net book values:
Opening balance at November 1, 2019	-	-
Closing balance at October 31, 2020	6,148	6,148

9. Leases

This note provides information for leases where the Group is a lessee.

The balance sheet shows the following amounts relating to leases:

	October 31, 2020	October 31, 2019
Right-of-use assets
Property	65,904	-
Total Right-of-use assets	65,904	-

Lease liabilities
Non-Current	65,904	-
Total Lease liabilities	65,904	-

Additions to the right-of-use assets during the year to October 31, 2020 were USD 103,196.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

9. Leases (continued)

The statement of profit or loss shows the following amounts relating to leases:

	Year to October 31, 2020	June 18, 2019 to October 31, 2019
Depreciation charge of right-of-use assets
Property	35,496	-
Total depreciation charge of right-of-use assets	35,496	-

10. Intangible assets

Cost:	Goodwill	Bitcoin	Total
Opening balance at November 1, 2019	-	1,407,571	1,407,571
Additions into scope of consolidation	10,255		10,255
Additions		1,493,507	1,493,507
Disposal proceeds		(3,166,398)	(3,166,398)
Gain on disposal		324,851	324,851
Loss on disposal		(56,584)	(56,584)
Closing balance at October 31, 2020	10,255	2,947	13,202

Accumulated amortisation:
Opening balance at November 1, 2019	-	-	-
Amortisation current year	-	-	-
Closing balance at October 31, 2020	-	-	-

Net book values:
Opening balance at November 1, 2019		1,407,571	1,407,571
Accumulated revaluation surplus - OCI	-	1,254	1,254
Closing balance at October 31, 2020	10,255	4,201	14,456

Goodwill
The acquisition of C de Geer 2 AB, Sweden, resulted in goodwill of USD 10,255.

Bitcoin
As explained in Note 2, the Group classifies its holdings in Bitcoin as intangible assets with an indefinite useful life and measures its holdings at fair value through other comprehensive income.

Valuation of Bitcoin
For the purposes of calculating the fair value of Bitcoin as at the reporting date, the Group utilizes https://coinmarketcap.com. Coinmarketcap's XBX Index represents a real-time, USD-equivalent spot rate for Bitcoin and the index value is algorithmically calculated once every second based on observed trading activity on leading Bitcoin exchanges. The Directors may permit any other method of valuation to be used if they consider that such method of valuation better reflects fair value.

As at October 31, 2020, the value of the Bitcoins were adjusted to the market value through a revaluation reserve in other comprehensive income.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

11. Share capital

	Number of shares	October 31, 2020	October 31, 2019
Authorised:
Shares with a par value of USD 0.0001 each	500,000,000	50,000	50,000

Issued:
Shares with a par value of USD 0.01 each	100	-	1
Shares with a par value of USD 0.0001 each	51,359,900	5,136	-

38,859,900 issued shares with a par value of USD 0.0001 each were unpaid as at October 31, 2020 for which USD 3,886 has been recorded within other current assets as a receivable in the statement of financial position.

25. 12. Risk Management

The Group was formed for the sole intended business of issuing exchange traded certificates and the hedging thereof. The Group's activities expose it to a variety of financial risks, including credit risk, liquidity risk, foreign currency risk, and market risk (including foreign currency risk). The Group’s activities also expose it to risk factors relating to digital currencies.

(a) Credit risk
Credit risk is the risk of financial loss to the Group if a counterparty fails to meet its contractual obligations. The Group manages and control this credit risk by only lending to related parties and setting limits on the amount of risk they are willing to accept from the counterparties.

The Group manages credit risk exposed from receivables by monitoring reputation, credit ratings and limiting the aggregate risk to any individual counterparty. The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty defaults rates. The allowance for expected credit losses on trade receivables and other financial assets is not considered to be material.

The carrying amount of financial assets represents the maximum credit exposure.

Financial Assets
	October 31, 2020	October 31, 2019
Cash and cash equivalents	1,712,630	111,975
Total financial assets	1,712,630	111,975

As at October 31, 2020, cash is held at banks, brokers and digital currency exchanges (see Note 4). Management monitors the financial position of the digital currency exchange on a continuous basis.

(b) Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient access to cash and cash equivalents to meet liabilities as they fall due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. The contractual maturities of financial liabilities, including accounts payable as at October 31, 2020 are all due within 12 months.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

12. Risk Management (continued)

(c) Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the Group’s functional currency.  The Group may enter into transactions denominated in currencies other than its functional currency. Consequently, the Group is exposed to the risk that the exchange rate of its currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of the Group’s assets or liabilities denominated in currencies other than United States dollars. The Group’s total net exposure to fluctuations in foreign currency exchange rates is disclosed in the table below.

	Monetary	Monetary
At October 31, 2019	assets	liabilities

Euro	111,975	-
Swiss Franc	-	(15,338)
	111,975	(15,338)

	Monetary	Monetary
At October 31, 2020	assets	Liabilities

Euro	655,562	-
Swiss Franc	142,073	-
Swedish Krona	5,346	-
	802,981	-

 (d)Digital currency risk factors: Perception, Evolution, Validation and Valuation
A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e) Digital currency risk factors: Risks due to the technical design of cryptocurrencies
The source code of many digital currencies such as Bitcoin is public and may be downloaded and viewed by anyone. Despite this, there may be a bug in the respective code which is yet to be found and repaired, which may jeopardize the integrity and security of one or more of these networks.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

12. Risk Management (continued)

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol.

Since the protocols for Bitcoin are public open source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

(f) Digital currency risk factors: Ownership, Wallets
Rather than the actual Bitcoins (which are “stored” on the blockchain), a Bitcoin wallet stores the information necessary to transact Bitcoins. Those digital credentials are needed so one can access and spend the Bitcoins. Bitcoin uses public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

- Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

On the blockchain, Bitcoins are registered to public Bitcoin addresses which can only be “unlocked” by a corresponding private key. Bitcoin may be owned in fractions down to eight decimal places, one hundred millionth of a bitcoin, the smallest of which fraction is commonly referred to as a “satoshi”.

It is paramount for any owner of cryptocurrencies to make sure that these assets are stored in the safest possible way and that private keys are kept as secret as possible in order to prevent loss, theft, infringement or other challenges that could result in the loss of control of the assets. Mistreatment of private keys and wallets is highly likely to result in the loss of a substantial part or all of the assets in question.

(g) Digital currency risk factors: Political, regulatory risk in the market of digital currencies
The legal status of digital currencies and inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies are as yet largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. Exactly how politics and future regulations may affect the market is impossible to know. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended October 31, 2020
(All amounts are expressed in USD, unless otherwise indicated)

12. Risk Management (continued)

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

(h) Financial assets and liabilities

As at October 31, 2020 all the Group’s financial assets and liabilities, other than investments at fair value through profit or loss, are carried at amortised cost, which is a reasonable approximation of their fair value.

13. Subsequent Events

The Group has evaluated subsequent events through February 24, 2021, the date on which the financial statements were available to be issued.

On December 3, 2020, the company's first exchange-traded product, Bitcoin Zero, was listed on the Swedish stock exchange Nordic Growth Market.

1,863,000 shares were issued at par value of USD 0.0001 each to a related party of the Company on December 26, 2020.

12,500,000 shares were transferred at par value of USD 0.0001 each from existing shareholders to new shareholders on December 26, 2020.

2,787,871 shares were transferred at par value of USD 0.0001 each from existing shareholders to new shareholders on January 1, 2021.

10,644,600 shares were sold by existing shareholders for a consideration of 21,000,000 common shares of Routemaster Capital Inc., a related party of the Company, on January 13, 2021.

Investments at fair value through profit or loss

The investment in Abaxx Technologies Inc. with a fair value of USD 273,355 as at October 31, 2020 was converted to 503,940 common shares in November 2020, which are traded on the Toronto-based stock exchange NEO, and have a total fair value of USD 1,301,291 as at February 24, 2021.

The investment in 3iQ Corporation with a fair value of USD 186,897 as at October 31, 2020 has a fair value of USD 794,312 as at February 24, 2021. 3iQ Corporation is not publicly traded and so the fair value as at February 24, 2021 reflects the share value at which the most recent sale of common shares was completed.

The total fair value of investments at fair value through profit or loss at October 31, 2020 is USD 2,095,603 as at February 24, 2021.

Valour Structured Products, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended November 1, 2020 to March 31, 2021

(Expressed in USD)

Valour Structured Products, Inc.
    CONSOLIDATED STATEMENT OF FINANCIAL POSITION
March 31, 2021
(Expressed in USD)

	March 31, 2021	October 31, 2020
ASSETS

CURRENT ASSETS

Cash and cash equivalents	3,069,133	1,712,630
Other receivables against third parties	4,567	3,289
Investments at fair value through profit or loss	7,050,555	460,252
Intangible assets (Crypto)	53,941,490	4,201
Other current assets	12,671	16,875
Prepaid expenses and accrued revenues	321,035	15,509

TOTAL CURRENT ASSETS	64,399,451	2,212,756

NON-CURRENT ASSETS

Property, plant and equipment	8,305	6,148
Right-of-use assets	42,862	65,904
Intangible assets (Goodwill)	10,255	10,255

TOTAL NON-CURRENT ASSETS	61,422	82,307

TOTAL ASSETS	64,460,873	2,295,063

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)
March 31, 2021
(Expressed in USD)

	March 31, 2021	October 31, 2020
LIABILITIES

CURRENT LIABILITIES
Bank overdraft	4	-
Trade payables	5,898	18,166
Other payables	658,953	12,080
ETP holders payable	54,750,440	-
Other liabilities - related parties	1,432	1,455
Accrued expenses and deferred income	204,175	64,557
Income tax liabilities	202	108

TOTAL CURRENT LIABILITIES	55,621,104	96,366

NON-CURRENT LIABILITIES

Lease liabilities	42,862	65,904

TOTAL NON-CURRENT LIABILITIES	42,862	65,904

TOTAL LIABILITIES	55,663,966	162,270

SHAREHOLDERS' EQUITY

Share capital	50,000	5,136
Share premium	2,722,241	2,770,990
Revaluation reserve	16,380,204	1,254
Retained earnings	(648,767)	(32,950)
Net result for the period	(9,706,771)	(611,637)

TOTAL SHAREHOLDERS' EQUITY	8,796,907	2,132,793

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	64,460,873	2,295,063

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
   CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the period ended November 1, 2020 to March 31, 2021
(Expressed in USD)

	November 1, 2020 to March 31,2021	Year ended October 31, 2020
EXPENSES

Salaries	(171,515)	(401,250)
Social security contributions	(20,814)	(52,449)
Travel and representation expenses	(200,536)	(18,543)
Other personnel related expenses	(640)	-
Personnel expenses	(393,505)	(472,242)

Infrastructure costs	(7,135)	(11,586)
Maintenance and repairs	(108)	(1,224)
Insurances, charges, permissions	(329)	(9,270)
Administrative expenses	(346,861)	(335,227)
Marketing and advertising expenses	(42,080)	(35,533)
Other operating expenses	(396,513)	(392,840)

OPERATING LOSS BEFORE DEPRECIATION, INTEREST AND TAXES (EBITDA)	(790,018)	(865,082)

Depreciation of property, plant and equipment	-	(1,537)
Depreciation of right-of-use assets	(22,325)	(35,496)
Depreciation, amortisation and impairment	(22,325)	(37,033)

Gain on intangible assets disposals (Crypto)	2,120,232	324,851
Loss on intangible assets disposals (Crypto)	(69,266)	(56,584)
Profit from intangible assets disposals	2,050,966	268,267

Badwill	0	1,193

OPERATING GAIN / (LOSS) BEFORE FINANCIAL PROFIT AND TAXES (EBIT)	1,238,623	(632,655)

Gain from disposals of investments at fair value through profit or loss	898,372	-
Gain from fair value adjustments of investments at fair value through profit or loss	6,504,936	-
Other financial income	1	74
Foreign currency exchange differences	-	48,068
Financial income	7,403,309	48,142

Financial expenses	(21,642)	(27,021)
Foreign currency exchange differences	(36,873)	-
Financial expenses	(58,515)	(27,021)

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (continued)
For the period ended November 1, 2020 to March 31, 2021
(Expressed in USD)

	November 1, 2020 to March 31, 2021	Year ended October 31, 2020
Income from intangible assets (Crypto)	884,653	-
Profit / loss from transactions of ETPs	(5,657,320)	-
Profit / loss from fair value adjustment of liabilities against ETP holders	(13,288,354)	_
Expenses re issuance of ETPs	(69,110)	-
Expenses re intangible assets (Crypto) transactions	(159,561)	-
Profit / (loss) from intangible assets (Crypto) and ETPs	(18,289,692)	-

LOSS BEFORE TAXES	(9,706,275)	(611,534)

Taxes	(496)	(103)

LOSS FOR THE YEAR / PERIOD	(9,706,771)	(611,637)

OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss

Revaluation of intangible assets	16,378,950	1,254
Currency translation differences	(4,180)	(13,343)

OTHER COMPREHENSIVE GAIN / (LOSS) FOR THE PERIOD	16,374,770	(12,089)

TOTAL COMPREHENSIVE GAIN / (LOSS) FOR THE PERIOD	6,667,999	(623,726)

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
3. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year period ended November 1, 2020 to March 31, 2021
(Expressed in USD)

	Share capital	Share premium	Other reserves	Retained earnings	Total
Balance at November 1, 2019	1	-	-	(19,607)	(19,606)

Loss for the year	-	-	-	(611,637)	(611,637)
Total other comprehensive loss	-	-	1,254	(13,343)	(12,089)
Total Comprehensive loss for the year	-	-	1,254	(624,980)	(623,726)

Shares issued during the year	5,135	2,770,990	-	-	2,776,125

Balance at October 31, 2020	5,136	2,770,990	1,254	(644,587)	2,132,793

Loss for the period	-	-	-	(9,706,771)	(9,706,771)
Total other comprehensive income	-	-	16,378,950	(4,180)	16,374,770
Total Comprehensive gain / (loss) for the period	-	-	16,378,950	(9,710,951)	6,667,999

Balance as at March 31, 2021	50,000	2,722,241	16,380,204	(10,355,538)	8,796,907

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
 CONSOLIDATED STATEMENT OF CASH FLOWS
For the period ended November 1, 2020 to March 31, 2021
(Expressed in USD)
	November 1, 2020 to March 31,2021	Year ended October 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES

Comprehensive gain / (loss) for the period	6,667,999	(623,726)
Adjustments for:
Adjustment re previous year	(3,885)	-
Interest and similar incom	(1)	(74)
Interest and similar charges	21,642	27,021
Income taxes accrued	94	108
Depreciation and amortisation of property, plant and equipment	-	1,537
Depreciation and amortisation of right-of-use assets	22,325	35,496
Fair value adjustment of investments at fair value through profit and loss	(6,504,936)	-
Fair value adjustment of intangible assets (Crypto) through other comprehensive income	(16,378,950)	(1,254)
Fair value adjustment of liabilities against ETP holders	13,288,354	-
Other non-cash income and expenses	(26,524)	-

Operating cash (outflow) before working capital changes	(2,913,882)	(560,892)

Changes in working capital, accruals and provisions:
Decrease / (increase) in other receivables	(1,278)	(3,289)
Decrease / (increase) in other current assets	4,204	(16,875)
Decrease / (increase) in prepaid expenses and accrued income	(305,526)	(15,509)
Increase / (decrease) in deposits from banks	4	-
Increase / (decrease) in in-kind subscription received in advance	-	(1,517,814)
Increase / (decrease) in trade and other payables	634,605	8,908
Increase / (decrease) in other liabilities	(23)	1,455
Increase / (decrease) in accrued expenses and deferred income	139,618	64,557
Interest received	1	74
Interest paid	(21,642)	(27,021)

Net cash (outflow) / inflow from operating activities	(2,463,919)	(2,066,406)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of investments at fair value through profit or loss	(302,200)	(460,252)
Disposals of investments at fair value through profit and loss	1,115,205	-
(Gain) / loss on disposal of investments at fair value through profit and loss	(898,372)	-
Purchase of property, plant and equipment	(2,157)	(7,685)
Additions right-of-use assets	-	(103,196)
Purchase of intangible assets (Crypto)	(55,001,493)	(1,493,507)
Disposals of intangible assets (Crypto)	19,520,644	3,166,398
(Gain) / loss on disposal of intangible assets (Crypto)	(2,050,966)	(268,267)
Purchase of Goodwill and participations	-	(10,255)

Net cash inflow from investing activities	(37,619,339)	823,236

Valour Structured Products, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
For the period ended November 1, 2020 to March 31, 2021
(Expressed in USD)

	November 1, 2020 to March 31,2021	Year ended October 31, 2020
CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of shares	-	5,135
Increase in share premium	-	2,770,990
Increase / (decrease) in lease liabilities	(23,042)	65,904
Sales of ETPs	71,633,397	-
Purchases of ETPs	(35,828,631)	-
(Gain) / loss on purchases of ETPs	5,657,320	-

Net cash inflow from financing activities	41,439,044	2,842,029

Net increase in cash and cash equivalents	1,355,786	1,598,859

Cash and cash equivalents as at beginning of the year	1,712,630	111,975
Effect of exchange rate differences on cash and cash equivalents	717	1,796
Cash and cash equivalents as at the end of the period	3,069,133	1,712,630

The accompanying notes form an integral part of these consolidated financial statements.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)

1. General Information

Valour Structured Products, Inc. (the "Company") was incorporated on June 18, 2019 under the Companies Law of the Cayman Islands as an exempted company with limited liability. The Company’s intended operations consists of being an issuer of exchange-traded certificates linked to various digital currencies and the hedging thereof.

The Company's registered office is P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

In October 2019, Valour Structured Products, Inc. purchased Catenafin AG, Zug and in June 2020, C de Geer 2 AB, Sweden.

As at March 31, 2021 and October 31, 2020, the Valour Structured Products Group (the "Group") consisted of the following consolidated companies:

Entity	Domicile	Principal activities	Ownership

Valour Structured Products Inc.	Cayman Islands	Trading & investment activities	Parent
Catenafin AG	Zug, Switzerland	Management services	100% Subsidiary
C de Geer 2 AB	Sweden	Marketing activities	100% Subsidiary
2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the periods presented, unless otherwise stated.

2.1 Basis of preparation

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These financial statements should be read in conjunction with the annual audited financial statements for the year ended October 31, 2020, which was prepared in accordance with IFRS as issued by the IASB. Standards that are not relevant to the Group have not been disclosed.

These consolidated financial statements are presented in United States dollars (“USD”), which is the Group's functional and presentation currency.

The current accounting period is for the five months period November 1, 2020 to March 31, 2021. The previous accounting period is the twelve months ended October 31, 2020.

There are no other new or revised standards that have a material impact on the consolidated financial statements.

These consolidated financial statements of the Company were approved for issue by the Board of Directors on July 27, 2021.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)

2. Summary of significant accounting policies (continued)

2.2 Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intragroup transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3 Foreign currency translation

(a) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).

(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognised in profit or loss.

Foreign exchange gains and losses are presented in the statement of profit or loss, within finance costs.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income.

(c) Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

-	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
-
income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

-	all resulting exchange differences are recognised in other comprehensive income.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)
2. Summary of significant accounting policies (continued)

2.3 Foreign currency translation (continued)

(c) Group companies (continued)
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2.4 Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)
2. Summary of significant accounting policies (continued)

2.5 Leases

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

2.6 Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.7 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand and deposits held at call with financial institutions.

2.8 Trade receivables

Trade receivables are recognised initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognised at fair value. They are subsequently measured at amortised cost using the effective interest method, less loss allowance.

2.9 Financial instruments

At the initial recognition of financial instruments, the Group classifies financial assets into the following categories: at fair value through profit or loss, amortised cost and fair value through other comprehensive income. The Group classifies financial liabilities into the following categories: designated at fair value through profit or loss and at amortised cost.

Financial instruments are classified according to their nature and use by the Group at the time of initial recognition. Financial instruments carried in the statement of financial position include loans to related parties. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)
2. Summary of significant accounting policies (continued)

2.9 Financial instruments (continued)

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. Fair value is based on active quoted market rates (bid for assets/ask for liabilities) prices. If there is no active market, fair value is based on prevailing market prices for instruments with similar characteristics and risk profiles or internal or external valuation models using observable market-based inputs. Fair value could be based on valuation models using unobservable inputs that are supported by little or no market activity.

Fair value measurement hierarchy:
In accordance with IFRS 7, “Financial Instruments: Disclosures”, financial instruments measured at fair value are disclosed by the source of the inputs used in determining fair value. The hierarchy gives the highest priority to readily available unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs when market prices are not readily available or reliable. The three levels of the hierarchy are described below:

Level 1 inputs:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs:	unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the financial asset or financial liability is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.

2.10 Investments and other financial assets

(a)  Classification
The Group classifies its financial assets in the following measurement categories:
-	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and
-	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)

2. Summary of significant accounting policies (continued)

2.10 Investments and other financial assets (continued)

(b) Recognition and derecognition
Regular way purchases and sales of financial assets are recognised on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(c) Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

(d) Equity instruments
The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(e) Impairment
The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

2.11 Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amounts of the replaced parts are derecognised. All other repairs and maintenance are charged to the statement of comprehensive income during the financial period in which they are incurred.

Depreciation on other assets is calculated using the straight-line method to recognise their cost less their residual values over their estimated useful lives, as follows:

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)
2. Summary of significant accounting policies (continued)

2.11 Property, plant and equipment (continued)

- Leasehold improvements  Lifetime of the office lease contract
- Furniture and fixtures  5 years
- IT and telecommunication  5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is Group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

2.12 Intangible assets

(a)           Goodwill
Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.

(b) Software
Costs associated with maintaining software programmes are recognised as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognised as intangible assets where the following criteria are met:

- it is technically feasible to complete the software so that it will be available for use
- management intends to complete the software and use or sell it
- there is an ability to use or sell the software
- it can be demonstrated how the software will generate probable future economic benefits
-	adequate technical, financial and other resources to complete the development and to use or sell the software are available, and
- the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalised as part of the software include employee costs and an appropriate portion of relevant overheads.

Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use.

(c) Cryptocurrencies
In 2019, the IFRS Interpretations Committee (“the Committee”) published a tentative agenda decision: Holding of Cryptocurrencies – Agenda Paper 12 (“Agenda Paper”), which clarified how to apply the holdings of cryptocurrencies’ classification, recognition and measurement within issued IFRS Standards.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)
2. Summary of significant accounting policies (continued)

2.12 Intangible assets (continued)

The Committee observed that a holding of cryptocurrency meets the definition of (1) an intangible asset in IAS 38 on the grounds that (a) it is capable of being separated from the holder and sold or transferred individually; and (b) it does not give the holder a right to receive a fixed or determinable number of units of currency; or (2) in certain circumstances, inventory in accordance with IAS 2.

The Group has evaluated the impact of the Agenda Paper and has determined that cryptocurrencies with an active market should be classified as intangible assets and measured at fair value through other comprehensive income. In accordance with IAS 36, intangible assets that have an indefinite useful life are not subject to amortisation but are revalued annually, or more frequently if events or changes in circumstances indicate they might be impaired.

Recognition and measurement
Cryptocurrencies are measured initially at cost. After initial recognition, cryptocurrencies are carried at a revalued amount, being their fair value at the date of the revaluation less any subsequent accumulated amortisation and any subsequent accumulated impairment losses. For the purpose of revaluations under IAS 38, fair value shall be measured by reference to an active market. Revaluations shall be made with such regularity that at the end of the reporting period the carrying amount of the asset does not differ materially from its fair value. If an entity measures its holding in cryptocurrencies at fair value, IFRS 13 Fair Value Measurement specifies applicable disclosure requirements.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Impairment
Under IAS 38, an intangible asset with an indefinite useful life shall not be amortised. In accordance with IAS 36, an entity is required to test an intangible asset with an indefinite useful life for impairment by comparing its recoverable amount with its carrying amount (a) annually, and (b) whenever there is an indication that an intangible asset may be impaired.

If an intangible asset’s carrying amount is decreased as result of a revaluation, the decrease shall be recognized in profit or loss. However, the decrease shall be recognized in other comprehensive income to the extent of any credit balance in the revaluation surplus in respect of that asset. The decrease recognised in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus.

If an intangible asset’s carrying amount is increased as a result of a revaluation, the increase shall be recognised in other comprehensive income and accumulated in equity under the heading of revaluation surplus. However, the increase shall be recognised in profit or loss to the extent that is reverses a revaluation decrease of the same asset previously recognised in profit or loss.

Disclosure
The Group applies the disclosure requirements in the IFRS Standard applicable to its holding of cryptocurrencies. Accordingly, the Group applies the disclosure requirements in IAS 38 for holdings of cryptocurrencies. If an entity measures its holding in cryptocurrencies at fair value, IFRS 13 Fair Value Measurement specifies applicable disclosure requirements. In applying IAS 1 Presentation of Financial Statements, the Group discloses judgements that its management has made regarding its accounting for holdings of cryptocurrencies if those are part of the judgements that had a significant effect on the amounts recognised in the consolidated financial statements.

16. 2. Summary of significant accounting policies (continued)

2.12 Intangible assets (continued)

The Group has evaluated the impact of the Agenda Paper and has determined that cryptocurrencies with an active market should be classified as intangible assets and measured at fair value through other comprehensive income. In accordance with IAS 36, intangible assets that have an indefinite useful life are not subject to amortisation but are revalued annually, or more frequently if events or changes in circumstances indicate they might be impaired.

2.13 Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

2.14 Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.15 Operating expenses

Operating expenses are accounted for in the consolidated financial statements in the period to which they relate.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)

3. Critical accounting estimates and judgements

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period; while management believes that the amounts included in the consolidated financial statements reflect the Group’s best estimates and assumptions, actual results could differ from those estimates.

4. Cash and cash equivalents

	March 31, 2021	October 31, 2019
Cash at banks	841,347	290,042
Cash at brokers	1,761,762	257,480
Cash at digital currency exchanges	466,024	1,165,108
Total cash and cash equivalents	3,069,133	1,712,630

5. Investments at fair value through profit or loss

	March 31, 2021	October 31, 2020

Abaxx Technologies Inc., Canada	329,444	273,355
DeFi Technologies Inc., Canada	5,832,013	-
3iQ Corporation, Canada	889,098	186,897
Total investments at fair value through profit or loss	7,050,555	460,252

The Group made investments in Abaxx Technologies Inc., a development stage financial technology business and global commodities exchange, through the purchase of a convertible debenture which was converted into 503,490 common shares on November 2020. The Group also purchased common shares in DeFi Technologies Inc, a company building shareholder value through building and managing assets in the decentralized finance sector. Both companies common shares trade on the Toronto-based stock exchange NEO. The Group also purchased common shares in 3iQ Corporation, a bitcoin and digital asset fund manager. 3iQ Corporation is not publicly traded and so the fair value as at February 24, 2021 reflects the share value at which the most recent sale of common shares was completed

Abaxx Technologies Inc. and DeFi Technologies Inc. are categorised as Level 1 within the fair value hierarchy. 3iQ Corporation is categorised as Level 3 within the fair value hierarchy.

As at March 31, 2021 the fair value of investments at fair value through profit and loss are equal to closing share price or most recent financing price. As at October 31, 2020 the fair values of investments at fair value through profit or loss are equal to their initial cost and therefore measured on this basis.

6. Key management personnel

The aggregate remuneration made to members of key management of Catenafin AG is set out below. There are no remuneration expenses incurred by other entities in the Group.

	November 1, 2020 to March 31, 2020	Year ended October 31, 2020
Short-term employee benefits	171,515	307,535
Post-employment benefits	20,814	15,917
Total	192,329	323,452

7. Related party transactions

7.1	Transactions with key management personnel

Remuneration paid to key management personnel for services rendered during the year and prior period has been disclosed in note 6.

7.2 Directors’ fees

Fees paid to directors of the Company for services rendered during the year were USD 200,000 and are included within administrative expenses in the statement of profit or loss and other comprehensive income.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)

8. Property, plant and equipment

Cost:	IT and tele- communication	Total
Opening balance at November 1, 2019	-	-
Additions current year	7,685	7,685
Closing balance at October 31, 2020	7,685	7,685
Additions current period	2,157	2,157
Closing balance at March 31, 2021	9,842	9,842

Accumulated depreciation:
Opening balance at November 1, 2019	-	-
Depreciation current year	1,537	1,537
Closing balance at March 31, 2021 October 31, 2020	1,537	1,537

Net book values:
Opening balance at March 31, 2021	8,305	8,305
Closing balance at October 31, 2020	6,148	6,148

9. Leases

This note provides information for leases where the Group is a lessee.

The balance sheet shows the following amounts relating to leases:

	March 31, 2021	October 31, 2020
Right-of-use assets
Property	42,862	65,904
Total Right-of-use assets	42,862	65,904

Lease liabilities
Non-Current	42,862	65,904
Total Lease liabilities	42,862	65,904

Additions to the right-of-use assets during the year to October 31, 2020 were USD 103,196.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)

9. Leases (continued)

The statement of profit or loss shows the following amounts relating to leases:

	November 1, 2020 to March 31, 2020	Year ended October 31, 2020
Depreciation charge of right-of-use assets
Property	22,325	35,496
Total depreciation charge of right-of-use assets	22,325	35,496

10. Intangible assets

Goodwill
The acquisition of C de Geer 2 AB, Sweden, resulted in goodwill of USD 10,255.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)

10. Intangible assets (continued)

Bitcoin
As explained in Note 2, the Group classifies its holdings in Bitcoin and Ethereum as intangible assets with an indefinite useful life and measures its holdings at fair value through other comprehensive income.

Valuation of Bitcoin and Ethereum
For the purposes of calculating the fair value of Bitcoin and Ethereum as at the reporting date, the Group utilizes https://coinmarketcap.com. Coinmarketcap's XBX Index represents a real-time, USD-equivalent spot rate for Bitcoin and the index value is algorithmically calculated once every second based on observed trading activity on leading Bitcoin exchanges. The Directors may permit any other method of valuation to be used if they consider that such method of valuation better reflects fair value. -(

As at March 31, 2021 and October 31, 2020, the value of the Bitcoins And Ethereum were adjusted to the market value through a revaluation reserve in other comprehensive income.

11. Share capital

	Number of shares	March 31, 2021	October 31, 2020
Authorised:
Shares with a par value of USD 0.0001 each	500,000,000	50,000	50,000

Issued:
Shares with a par value of USD 0.01 each	100	-	-
Shares with a par value of USD 0.0001 each	51,359,900	5,136	5,136

38,859,900 issued shares with a par value of USD 0.0001 each were unpaid as at October 31, 2020 for which USD 3,886 has been recorded within other current assets as a receivable in the statement of financial position.

12. Risk Management

The Group was formed for the sole intended business of issuing exchange traded certificates and the hedging thereof. The Group's activities expose it to a variety of financial risks, including credit risk, liquidity risk, foreign currency risk, and market risk (including foreign currency risk). The Group’s activities also expose it to risk factors relating to digital currencies.

(a) Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty fails to meet its contractual obligations. The Group manages and control this credit risk by only lending to related parties and setting limits on the amount of risk they are willing to accept from the counterparties.

The Group manages credit risk exposed from receivables by monitoring reputation, credit ratings and limiting the aggregate risk to any individual counterparty. The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty defaults rates. The allowance for expected credit losses on trade receivables and other financial assets is not considered to be material.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)

12. Risk Management (continued)

(a) Credit risk (continued)

The carrying amount of financial assets represents the maximum credit exposure.

Financial Assets
	March 31, 2020	October 31, 2020
Cash and cash equivalents	3,069,133	1,712,630
Total financial assets	3,069,133	1,712,630

As at March 31, 2021 and October 31, 2020, cash is held at banks, brokers and digital currency exchanges (see Note 4). Management monitors the financial position of the digital currency exchange on a continuous basis.

(b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient access to cash and cash equivalents to meet liabilities as they fall due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. The contractual maturities of financial liabilities, including accounts payable as at October 31, 2020 are all due within 12 months.

(c) Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the Group’s functional currency.  The Group may enter into transactions denominated in currencies other than its functional currency. Consequently, the Group is exposed to the risk that the exchange rate of its currency relative to other foreign currencies may change in a manner that has an adverse effect on the value of that portion of the Group’s assets or liabilities denominated in currencies other than United States dollars. The Group’s total net exposure to fluctuations in foreign currency exchange rates is disclosed in the table below.

	Monetary	Monetary
At March 31, 2021	assets	liabilities

Euro	934,025	(658,329)
Swiss Franc	1,802	-
Swedish Krona	1,218,476	-
Canadian Dollars	15,012	-
	2,169,315	(658,329)

	Monetary	Monetary
At October 31, 2020	Assets	Liabilities

Euro	655,562	-
Swiss Franc	142,073	-
Swedish Krona	5,346	-
	802,981	-

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)

12. Risk Management (continued)

(d) Digital currency risk factors: Perception, Evolution, Validation and Valuation
A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e) Digital currency risk factors: Risks due to the technical design of cryptocurrencies
The source code of many digital currencies such as Bitcoin is public and may be downloaded and viewed by anyone. Despite this, there may be a bug in the respective code which is yet to be found and repaired, which may jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol.

Since the protocols for Bitcoin are public open source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

(f) Digital currency risk factors: Ownership, Wallets
Rather than the actual Bitcoins (which are “stored” on the blockchain), a Bitcoin wallet stores the information necessary to transact Bitcoins. Those digital credentials are needed so one can access and spend the Bitcoins. Bitcoin uses public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

- Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

On the blockchain, Bitcoins are registered to public Bitcoin addresses which can only be “unlocked” by a corresponding private key. Bitcoin may be owned in fractions down to eight decimal places, one hundred millionth of a bitcoin, the smallest of which fraction is commonly referred to as a “satoshi”.

Valour Structured Products, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the period ended November 1, 2020 to March 31, 2021
(All amounts are expressed in USD, unless otherwise indicated)

12. Risk Management (continued)

(f) Digital currency risk factors: Ownership, Wallets (continued)

It is paramount for any owner of cryptocurrencies to make sure that these assets are stored in the safest possible way and that private keys are kept as secret as possible in order to prevent loss, theft, infringement or other challenges that could result in the loss of control of the assets. Mistreatment of private keys and wallets is highly likely to result in the loss of a substantial part or all of the assets in question.

(g) Digital currency risk factors: Political, regulatory risk in the market of digital currencies
The legal status of digital currencies and inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies are as yet largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. Exactly how politics and future regulations may affect the market is impossible to know. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

(h) Financial assets and liabilities
As at March 31, 2021 October 31, 2020 all the Group’s financial assets and liabilities, other than investments at fair value through profit or loss, are carried at amortised cost, which is a reasonable approximation of their fair value.

13. Subsequent Events

On April 17, 2021, the Company launched Ethereum Zero, an exchange-traded product that comes with zero management fees.

On May 18, 2021, the Company launched its Cardano exchange-traded product on the Nordic Growth Market stock exchange.

On June 1, 2021, the Company has launched its Polkadot exchange-trade product on the Nordic Growth Market stock exchange. The Valour Polkadot exchange-trade product enables investors to gain exposure to DOT, the native token of the Polkadot protocol, simply and securely, through their bank or broker.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2021 and 2020

(expressed in Canadian dollars)

DeFi Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

DeFi Technologies Inc.

Table of Contents

Condensed consolidated interim statements of financial position	3

Condensed consolidated interim statements of operations and comprehensive income (loss)	4

Condensed consolidated interim statements of cash flows	5

Condensed consolidated interim statements of changes in equity (deficiency)	6

Notes to the condensed consolidated interim financial statements	7-28

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

			March 31	December 31,
			2021	2020
	Note		$	$
Assets
Current
Cash	14		11,761,687	332,075
Amounts receivable	4,14		410,550	-
Public investments, at fair value through profit and loss	3,14		14,666,791	665,740
Prepaid expenses and deposits	5,14		908,961	141,386
Digital assets, at fair value through profit and loss	6		69,966,677	636,600
Total current assets			97,714,666	1,775,801

Private investments, at fair value through profit and loss	3,14		4,672,750	2,920,243
Digital assets, at fair value through profit and loss	6		2,041,677	-
Intangible assets	7,8,9		57,261,167	-
Goodwill	8,9		32,327,314	-
Investment in associate	7		-	2,600,000
Total assets			194,017,574	7,296,044

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	10,14,16		71,713,614	992,248
Total liabilities			71,713,614	992,248

Shareholders' equity
Common shares	12	(b)	144,385,017	23,357,691
Preferred shares			4,321,350	4,321,350
Share-based payments reserves	13		3,016,129	1,190,995
Accumulated other comprehensive (loss)			(1,698)	-
(Deficit)			(29,416,838)	(22,566,240)
Total equity			122,303,960	6,303,796
Total liabilities and equity			194,017,574	7,296,044
Nature of operations and going concern	1
Commitments and contingencies	17
Subsequent events	18

Approved on behalf of the Directors:
"Tito Gandhi"	"Bernard Wilson"
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Three months ended March 31,
		2021	2020
	Note	$	$

Revenues
Unrealized gain on digital assets		2,592,037	-
Realized (loss) on investments, net		(1,925,113)	(202,103)
Unrealized gain on investments, net		2,594,199	6,495
Interest income		234	-
Total revenue		3,261,357	(195,608)

Expenses
Operating, general and administration	11,16	3,868,965	126,608
Amortization	9	201,833	-
Transaction costs		7,386	1,451
Foreign exchange (gain) loss		(11,197)	7,285
Total expenses		4,066,987	135,344
(Loss) before other items		(805,630)	(330,952)

Other items
Excess purchase price over fair value of assets assumed (expensed)	7	(6,044,968)	-
Net (loss) for the period		(6,850,598)	(330,952)
Other comprehensive loss
Foreign currency translation loss		(1,698)	-
Net (loss) and comprehensive (loss) for the period		(6,852,296)	(330,952)

Income (loss) per share
Basic and diluted		(0.04)	(0.01)

Weighted average number of shares outstanding:
Basic and diluted		153,092,794	41,513,631

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Three months ended March 31,
		2021	2020
	Note	$	$
Cash (used in) provided by operations:
Net (loss) for the period		(6,850,598)	(330,952)
Adjustments to reconcile net (loss) to cash (used in) operating activities:
Share-based payments	13	1,962,931	-
Amortization	9	201,833	-
Realized loss on investments, net		1,925,113	202,103
Unrealized (gain) on investments, net		(2,594,199)	(6,495)
Unrealized (gain) on digital assets, net		(2,592,037)	-
Transaction costs	7	6,044,968	-
Unrealized loss (gain) on foreign exchange		11,422	7,284
		(1,890,567)	(128,060)
Adjustment for:
Purchase of investments		(37,809)	(65,000)
Disposal of investments		737,139	66,490
Change in prepaid expenses and deposits		(895,635)	2,696
Change in accounts payable and accrued liabilities		313,647	119,793
Net cash (used in) provided from operating activities		(1,773,225)	(4,081)

Investing activities
Disposal of digital assets	6	37,809	-
Cash received from acquisiton of subsidiary	8	3,266,394	-
Net cash provided by investing of activities		3,304,203	-

Financing activities
Proceeds from issuance of shares	12	9,589,450	-
Share issuance costs	12	(309,902)	-
Proceeds from exercise of warrants	12,13	523,695	-
Proceeds from exercise of options	12,13	105,790	-
Net cash provided by financing activities		9,909,033	-

Effect of exchange rate changes on cash		(10,399)	12

Change in cash		11,429,612	(4,069)
Cash, beginning of period		332,075	4,762
Cash, end of period		11,761,687	693
Supplemental information:
Shares issued for DeFi Holdings Inc.		19,800,000	-
Shares issued for Valour Structured Products, Inc.		90,769,946	-

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Intermin Statements of Changes in Equity (Deficiency)

(Expressed in Canadian dollars)

	Number of Common	Common	Number of Preferred	Preferred	Share-based payments		Share-based Payments		Accumulated other comprehensive
	Shares	Shares	Shares	Shares	Options	Warrants	Reserve	(Deficit)	(loss)	Total

Balance, December 31, 2020	103,405,361	$23,357,691	4,500,000	$4,321,350	$276,407	$914,588	$1,190,995	$(22,566,240)	$-	$6,303,796
Private Placement	5,000,000	10,000,000	-	-	-	-	-	-	-	10,000,000
Share issue costs	-	(309,902)	-	-	-	-	-	-	-	(309,902)
Shares issued for acquisitions	77,934,316	110,569,946	-	-	-	-	-	-	-	110,569,946
Warrants exercised	4,081,162	523,695	-	-	-	-	-	-	-	523,695
Value of warrants exercised	-	80,630	-	-	-	(80,630)	(80,630)	-	-	-
Option exercised	741,400	105,790	-	-	-	-	-	-	-	105,790
Value of options exercised	-	57,167	-	-	(57,167)	-	(57,167)	-	-	-
Share-based payments	-	-	-	-	1,962,931	-	1,962,931	-	-	1,962,931
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	(6,850,598)	(1,698)	(6,852,296)
Balance, March 31, 2021	191,162,239	$144,385,017	4,500,000	$4,321,350	$2,182,171	$833,958	$3,016,129	$(29,416,838)	$(1,698)	$122,303,960

Balance, December 31, 2019	41,513,631	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,667,173)	$-	$(1,165,565)
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	(330,952)	-	(330,952)
Balance, March 31, 2020	41,513,631	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,998,125)	$-	$(1,496,517)

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company shares trade on the NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. The Company’s head office is located at 65 Queen Street West, Suite 900, Toronto, Ontario, Canada, M5H 2M5.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at March 31, 2021, the Company has working capital of $26,001,052 (December 31, 2020 - $785,553), including cash of $11,761,687 (December 31, 2020 - $332,075) and an accumulated deficit of $29,416,838 (December 31, 2020 - $22,566,240). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual audited financial statements for the years ended December 31, 2020 and 2019, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on May 14, 2021.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(b)	Basis of preparation

These condensed consolidated interim financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

The Company’s condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency for the Company and its subsidiaries Electrum Streaming Inc. and DeFi Holdings Inc. is the Canadian dollar. The functional currency of DeFi Holdings (Bermuda) Ltd, Valour Structured Products, Inc., Catenafin AG and C de Geer 2 AB is the United States dollar.

Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains and losses are included in operations.

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the period end exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as exchange differences on translating foreign operations in Accumulated Other Comprehensive Income (“AOCI”).

(c)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are decondensed consolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiary Electrum Streaming Inc., DeFi Holdings Inc., DeFi Holdings (Bermuda) Ltd., Valour Structured Products, Inc., Catenafin AG and C de Geer 2 AB. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(d)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

(i)	Accounting for Digital Assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the last closing price in the range (UTC time) from www.coinmarketcap.com.

(ii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value. Refer to Notes 3 and 14 for further details.

(iii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 14 for further details.

(iv)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk- free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

(v)	Business combination

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(vi)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(vii)	Contingencies (See Note 17 for details)

(e)	New and future accounting changes

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on January 1, 2021 or later. Updates that are not applicable or are not consequential to the Company have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the financial statements.

IFRS 10 – Condensed consolidated interim Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss

At March 31, 2021, the Company’s investment portfolio consisted of four publicly traded investments and six private investments for a total estimated fair value of $19,339,541 (December 31, 2020 – three publicly traded investments and three private investments at a total estimated fair value of $3,585,983).

Public Investments

At March 31, 2021, the Company’s four publicly traded investments had a total fair value of $14,666,791.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Abaxx Technologies Inc. *		104,200 common shares	352,227	415,758	2.8%
DeFi Technologies Inc.*	(i)	4,000,000 common shares	400,000	14,118,027	96.4%
Medivolve Inc.	(i)	55,000 common shares	6,600	12,650	0.1%
Silo Wellness Inc.	(i)	982,500 common shares	49,125	120,356	0.8%
Total public investments			$807,952	$14,666,791	100.1%

(i)	Investments in related party entities - see Note 15
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.
*	Held by Valour Structured Products, Inc.

At December 31, 2020, the Company’s three publicly traded investments had a total fair value of $665,740.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Medivolve Inc.*	(i)	55,000 common shares	$6,000	415,758	3.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	400,000	545,490	81.9%
Silo Wellness Inc.**	(i)	982,500 common shares	49,125	98,250	14.8%
Total public investments			$2,717,977	$14,666,791	100.1%

*	formerly QuestCap Inc.
*	formerly Yukoterre Resources Inc.
(i)	Investments in related party entities - see Note 14
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At March 31, 2021, the Company’s six private investments had a total fair value of $4,672,750.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.*		187,007 common shares	$1,122,040	$1,122,041	24.0%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	1,906,056	40.8%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	953,028	20.4%
Luxor Technology Corporation		Rights to certain preferred shares	128,060	628,750	13.5%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,150	0.5%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	37,725	0.8%
Total private investments			$4,311,523	$4,672,750	100.0%

(i)	Investments in related party entities

*	Held by Valour Structured Products, Inc.

  At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$1,929,853	66.1%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	964,926	33.0%
Skolem Technologies Ltd.		Rights to certain preferred shares	25,612	25,464	0.9%
Total private investments			$3,023,614	$2,920,243	100.0%
(i)	Investments in related party entities

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss (continued)

Private Investments (continued)

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

4.	Amounts receivable

	31-Mar-21	31-Dec-20
Share subscription receivable (Note 12)	$410,550	$-

5.	Prepaid expenses and deposits

	31-Mar-21	31-Dec-20
Prepaid insurance	$9,849	$13,326
Prepaid investment	-	128,060
Prepaid expenses	899,112	-
	$908,961	$141,386

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets

As at March 31, 2021, the Company’s digital assets consisted of the below digital currencies, with a fair value of $72,008,354. Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking last closing price in the range (UTC time) from www.coinmarketcap.com.

The Company’s holdings of digital assets consist of the following:

	March 31, 2021		December 31, 2020
	Quantity	$	Quantity	$
1Inch	2,370.5072	12,907	-	-
AAVE	345.7310	163,908	-	-
BALANCE	282.2472	20,092	-	-
BTC	911.4318	67,616,819	-	-
BTC Leverage	13.3433	989,639	-	-
Compound	123.1321	61,686	-	-
Curve DAO	5,467.8370	21,521	-	-
DerivaDAO	782.4058	6,700	-	-
ETH	92.0999	213,796	-	-
Maker	24.5234	64,868	-	-
Mobilecoin	2,854.9570	143,497	-	-
REN	26,530.8304	34,363	-	-
SushiSwap	3,427.8083	63,235	-	-
Synthetix	3,934.1312	86,971	-	-
Uniswap	6,321.7278	222,509	-	-
Wrapped NXM	290.2467	21,815	-	-
Yearn.finance	0.8809	40,026	-	-
USDC		182,326	-	636,600
Current		$69,966,677		$636,600
Maps	285,713.0000	452,698	-	-
Oxygen	400,000.0000	1,448,640	-	-
Saffron.finance	86.2100	140,339	-	-
Long-Term		$2,041,677		$-
Total Digital Assets		$72,008,354		$636,600

The continuity of digital assets for the three months ended March 31, 2021:

	March 31, 2021	December 31, 2020
Opening balance	$636,600	$-
Digital assets acquried	68,829,444	636,600
Revaluation adjustment	2,542,310	-
	$72,008,354	$636,600

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

7.	Acquisition of DeFi Holdings Inc.

On December 10, 2020, the Company acquired 49% of DeFi Holding Inc. (“DeFi Holdings”) by issuing a total of 20,000,000 common shares of the Company to the shareholders of in proportion to their pro rata shareholdings of DeFi Holdings, in exchange for a 49% interest in DeFi Holdings and on January 28, 2021, the Company acquired the remaining 51% of Defi Holdings by issuing an additional 20,000,000 common shares of the Company. As a result of the control obtained through the acquisition of 100% of the outstanding shares of DeFi Holdings, the asset and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of intangible assets. The Company paid total consideration of $22,400,000 in consideration of 100% ownership of DeFi Holdings.

The acquisition of DeFi Holdings is being treated as an asset acquisition for accounting purposes as DeFi Holdings does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were recorded at their estimated fair market values, which are based on management estimates.

Purchase price considerpaid:
Fair value of shares issued	$22,400,000

Fair value of assets and liabilities assumed
Blockchain technology	$12,110,000
Brand name	4,252,000
Accounts payable	(6,968)
Excess purchase price over fair value of assets assumed (expensed)	6,044,968
Total net assets acquired	$22,400,000

8.	Acquisition of Valour Structured Products, Inc.

On February 12, 2021, the Company initially acquired 20% interest in Valour Structured Products, Inc. (“Valour”) by issuing 21,000,000 and on March 31, 2021, the Company acquired the remaining 80% interest in Valour by issuing 36,934,316 common shares of the Company. Valour is a private company incorporated in the Cayman Islands that operates as an issuer of exchange-traded certificates linked to various digital currencies and hedging thereof. As a result of the control obtained through the acquisition of 100% of the outstanding shares of Valour, the assets and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of cash, investments, digital assets and intangibles (blockchain technology and brand name). The liabilities assumed consisted of due to clients and due to ETP holders. As consideration of the acquisition, the Company issued a total of 57,934,316 common shares with an estimated fair value of $90,769,946 based on the value of the common shares on the dates the definitive agreements were signed: January 19, 2021 and March 23, 2021.

Purchase price consideration

Consideration for acquisition:
Fair value of shares issued	$90,769,946

Accounting estimates of the acquisition with a purchase price of $90,769,946:
Cash	$3,266,394
Investments	15,655,827
Digital assets	68,820,253
Due to clients	(1,552,164)
Due to ETP holders	(68,848,678)
Blockchain Technology	20,718,000
Brand Name	20,383,000
58,442,632
Goodwill	32,327,314
Preliminary accounting estimate of net assets acquired	$90,769,946

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

8.	Acquisition of Valour Structured Products, Inc. (continued)

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

9.	Intangibles and goodwill

Intangibles

The components of intangible assets as of March 31, 2021 are as follows:

	Blockchain Technology	Brand Name	Total
Balance, December 31, 2020	$-	$-	$-
Acquisition of DeFi Holdings Inc.	12,110,000	4,252,000	16,362,000
Acquisition of Valour Structured Products, Inc.	20,718,000	20,383,000	41,101,000
Amortization	(201,833)	-	(201,833)
Balance, March 31, 2021	$32,626,167	$24,635,000	$57,261,167

For the three months ended March 31, 2021, $201,833 of amortization has been recorded by management using an estimated 10 years of useful life for the intangible assets.

On December 10, 2020 and January 28, 2021, the Company acquired all the outstanding shares of DeFi Holdings Inc and on February 12, 2021 and March 31, 2021, the Company acquired all the outstanding shares of Valour Structured Products, Inc (see Note 7 and 8). The intangible assets acquired consisted of blockchain technology and brand names.

Goodwill

Changes in the carrying value of goodwill were as follows:

Balance, December 31, 2020	$-
Acquisition of Valour Structured Products, Inc.	32,327,314
Balance, March 31, 2021	$32,327,314

10.	Accounts payable and accrued liabilities

	31-Mar-21	31-Dec-20
Corporate payables	$1,280,687	$886,923
Related party payable (Note 15)	32,086	105,325
Due to clients	1,552,164	-
Due to ETP holders	68,848,677	-
	$71,713,614	$992,248

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

11.	Expense by nature

	Three months ended March 31,
	2021	2020
Management and consulting fees	$1,256,717	$73,870
Share-based payments	1,962,931	-
Travel and promotion	160,894	4,561
Office and rent	29,815	20,341
Accounting and legal	145,044	20,446
Regulatory and transfer agent	313,564	7,390
	$3,868,965	$126,608

12.	Share Capital

a)	As at March 31, 2021, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

12.	Share Capital (continued)

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2019	41,513,693	$18,820,850
Private placement financings	40,000,000	2,600,000
Warrants issued	-	(777,320)
Share issuance costs allocated to shares	-	(20,828)
Broker warrants issued	-	(1,548)
Acquisition of DeFi Holdings Inc.	20,000,000	2,600,000
Warrant exercised	1,691,668	84,583
Grant date fair value of warrants exercised	-	18,994
Options exercised	200,000	22,000
Grant date fair value of options exercised	-	10,960
Balance, December 31, 2020	103,405,361	23,357,691
Private placement financing	5,000,000	10,000,000
Share issuance costs allocated to shares	-	(309,902)
Acqusition of Defi Holdings (Note 7)	20,000,000	19,800,000
Acqusition of Valour (Note 8)	57,934,316	90,769,946
Warrants exercised	4,081,162	523,695
Grant date fair value on warrants exercised	-	80,630
Options exercised	741,400	105,790
Grant date fair value on options exercised	-	57,167
Balance, March 31, 2021	191,162,239	$144,385,017

On March 9, 2021, the Company closed a non-brokered private placement financing and issued 5,000,000 shares for gross proceeds of $10,000,000 at a price of $2 per common share. The Company paid $309,902 in finders fees and other share issue costs. Of the total subscriptions, proceeds of $410,550 remained outstanding as at March 31, 2021 and was included in amount receivables (Note 4).

Subscriptions for 180,000 Common Shares under the Offering constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). For these transactions, the Company has relied on the exemption from the formal valuation requirement contained in Section 5.5(a) of MI 61-101 and has relied on the exemption from the minority shareholder requirements contained in Section 5.7(1)(a) of MI 61-101.

13.	Share-based payments reserves

		Options		Warrants
	Number of	Weighted average exercise	Value of	Number of	Weighted average exercise	Value of
	Options	prices	options	warrants	prices	warrants	Total Value
December 31, 2020	5,465,000	$0.21	$276,407	32,259,485	$0.19	$914,588	$1,190,995
Granted and vested	4,000,000	2.15	$1,962,931	-	-	-	$1,962,931
Exercised	(741,400)	0.14	(57,167)	(4,081,162)	0.13	(80,630)	$(137,797)
March 31, 2021	8,723,600	$1.11	$2,182,171	28,178,323	$0.20	$833,958	$3,016,129

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

13.	Share-based payments reserves (continued) Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company recorded $1,962,931 (2020 - $nil) of share-based payments during the three months ended March 31, 2021.

The following share-based payment arrangements were in existence at March 31, 2021:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
200,000	200,000	29-Sep-16	29-Sep-21	$0.11	$10,960	$0.11	59%	5	0%	0.57%
428,600	428,600	18-Dec-17	18-Dec-22	$0.35	$92,878	$0.35	76%	5	0%	1.70%
1,595,000	400,000	16-Nov-20	16-Nov-25	$0.09	$126,324	$0.09	139%	5	0%	0.46%
750,000	375,000	18-Nov-20	18-Nov-25	$0.18	$115,950	$0.18	141%	5	0%	0.44%
1,750,000	250,000	21-Dec-20	21-Dec-25	$0.35	$656,250	$0.35	145%	5	0%	0.44%
500,000	500,000	19-Jan-21	19-Jan-26	$0.82	$367,450	$0.82	145%	5	0%	0.41%
1,000,000	-	16-Feb-21	16-Feb-26	$2.05	$1,844,400	$2.05	146.4%	5	0%	0.57%
500,000	41,667	19-Feb-21	19-Feb-26	$2.90	$1,308,500	$2.90	147.5%	5	0%	0.64%
1,000,000	-	24-Feb-21	24-Feb-26	$2.55	$2,299,000	$2.55	147.0%	5	0%	0.73%
1,000,000	-	22-Mar-21	22-Mar-26	$2.12	$1,906,500	$2.12	145.7%	5	0%	0.99%
8,723,600	2,195,267				$8,728,212

The weighted average remaining contractual life of the options exercisable at March 31, 2021 was 4.5 years December 31,2020 – 4.0 years).

On January 19, 2021, the Company granted 500,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options vest immediately and may be exercised at a price of $0.82 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $367,450 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.1%; risk-free interest rate of 0.41%; and an expected average life of 5 years.

On February 16, 2021, the Company granted a total of 1,000,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant and may be exercised at a price of $2.05 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $1,844,400 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146.4%; risk-free interest rate of 0.57%; and an expected average life of 5 years.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

13.	Share-based payments reserves (continued)

Stock Option (continued)

On February 19, 2021, the Company granted a total of 500,000 stock options to a consultant of the Company pursuant to the Company’s stock option plan. The options shall vest in equal monthly instalments such that all options shall fully vest on the date that is twelve months from the date of grant and may be exercised at a price of $2.90 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $1,308,500 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.5%; risk-free interest rate of 0.64%; and an expected average life of 5 years.

On February 24, 2021, the Company granted a total of 1,000,000 stock options to certain directors and advisor of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is twelve months from the date of grant and may be exercised at a price of $2.55 per option for a period of five years from the date of grant. The options have an estimated grant date fair value of $2,299,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.0%; risk-free interest rate of 0.73%; and an expected average life of 5 years. Of the total grant, two directors of the Company were granted a total of 500,000 options.

On March 22, 2021, the Company granted a total of 1,000,000 stock options to certain consultants of the Company pursuant to the Company’s stock option plan. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant and may be exercised at a price of $2.12 per option for a period of five years from the date of grant. These options have an estimated grant date fair value of $1,906,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.7.%; risk-free interest rate of 0.99%; and an expected average life of 5 years.

Warrants

As at March 31, 2021, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,846,153	12-Jun-17	12-Jun-22	$0.20	161,789	$0.12	79.9%	5	0%	1.04%
Warrants	5,930,357	26-Jun-20	26-Jun-22	$0.05	65,206	$0.03	118.1%	2	0%	0.29%
Warrants	18,401,813	16-Nov-20	16-Nov-22	$0.25	614,038	$0.09	151.0%	2	0%	0.27%
Warrant issue costs					(7,075)
	28,178,323				833,958

14.	Financial instruments

Financial assets and financial liabilities as at March 31, 2021 are as follows:

March 31, 2021
	Total	Less than 1 year	1-3 years
Cash	$11,761,687	$11,761,687	$-
Amounts receivable	410,550	410,550
Public investments	14,666,791	14,666,791	-
Prepaid expenses	908,961	908,961	-
Private investments	4,672,750	-	4,672,750
Total assets - March 31, 2021	$32,420,739	$27,747,989	$4,672,750

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (continued)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at March 31, 2021, the Company had current assets of $97,714,666 (December 31, 2020 - $1,775,801) to settle current liabilities of $71,713,614 (December 31, 2020 - $992,248).

The following table shows the Company’s source of liquidity by assets as at March 31, 2021.

March 31, 2021
	Total	Less than 1 year	1-3 years
Cash	$11,761,687	$11,761,687	$-
Amounts receivable	410,550	410,550
Public investments	14,666,791	14,666,791	-
Prepaid expenses	908,961	908,961	-
Digital assets	72,008,354	69,966,677	2,041,677
Private investments	4,672,750	-	4,672,750
Total assets - March 31, 2021	$104,429,093	$97,714,666	$6,714,427

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (Continued)

Market risk (continued)

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the resource sector. As at March 31, 2021, one investment made up approximately 7% (December 31, 2020 – one investment of 26%) of the total assets of the Company.

For the three months ended March 31, 2021, a 10% decrease in the closing price of this concentrated position would result in an estimated increase in net loss of $1.4 million, or $0.01 per share.

For the three months ended March 31, 2021, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $1.9 million, or $0.01 per share.

For the three months ended March 31, 2021, a 10% decrease (increase) in the closing prices of its digital assets would result in an estimated increase (decrease) in net loss of $7.2 million, or $0.05 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at March 31, 2021, a 1% change in interest rates could result in $117,600 (December 31, 2020 - $3,320) change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar and British Pound. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at March 31, 2021, the Company had the following financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

March 31, 2021
	United States Dollars	British Pound	European Euro
Cash	$4,425,190	$-	$-
Private investments	3,550,709	-	-
Prepaid investment	12,825	-	868,264
Digital assets	72,008,354	-	-
Accounts payable and accrued liabilities	(56,033,181)	(76,678)	(5,166)
Net assets (liabilities)	$23,963,896	$(76,678)	$863,098

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of March 31, 2021 would result in an estimated increase (decrease) of approximately ($2,475,000) (December 31, 2020- $(367,200)).

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (continued)

Market risk (continued)

(d)	Digital currencies risk

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets. In addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies are not indicative of their future price performance.

For the three months ended March 31, 2021, a 25% decrease in the closing price of the Company’s digital assets would result in an estimated increase in net loss of $0.8 million, or $0.00 per share.

Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s Consolidated Financial Statements as of December 31, 2020 and 2019.
iii.	Digital assets are carried at the amount of US dollars they can be converted into.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at March 31, 2021.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique - observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$7,908,764	$6,758,027	$-	$14,666,791
Privately traded invesments	-	-	4,672,750	4,672,750
Digital assets	-	72,008,354	-	72,008,354
March 31, 2021	$7,908,764	$78,766,381	$4,672,750	$91,347,895

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended March 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (continued)

Fair value of financial instruments (continued)

Investments, fair value for the period ended	March 31, 2021	December 31, 2020
Balance, beginning of period	$636,600	$-
Purchases	-	636,600
Acquired from Valour	(75,578,281)	-
unrealized gain/(loss) net	2,551,501	-
Balance, end of period	$78,766,382	$636,600

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended March 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	June 30, 2021	December 31, 2020
Balance, beginning of period	$3,018,493	$-
Purchases	165,869	3,121,864
Transferred to Level 1	(98,205)	-
Realized and unrealized gain/(loss) net	1,586593	(103,371)
Balance, end of period	$4,672,750	$3,018,493

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at March 31, 2021.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (continued)

Fair value of financial instruments (continued)

Level 3 Hierarchy (continued)

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$1,122,042	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	1,906,056	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	953,028	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	628,750	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	25,150	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	37,725	Recent financing	Marketability of shares	0% discount
	$4,672,751

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour (see Note 3). As at March 31, 2021, the valuation of 3iQ was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $112,204 change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 3). As at March 31, 2021, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021., a +/- 10% change in the fair value of BPC will result in a corresponding +/- $190,606 change in the carrying amount.

Flora Growth Corp. (“FGC”)

On September 11, 2020, the Company received 1,010,500 common shares of FGC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 3). As at March 31, 2021, the valuation of FGC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021, a +/- 10% change in the fair value of FGC will result in a corresponding +/- $95,303 change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. As at March 31, 2021, the valuation of LTC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $62,875 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. As at March 31, 2021, the valuation of STL was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021. a +/- 10% change in the fair value of STL will result in a corresponding +/- $2,515 change in the carrying amount.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

14.	Financial instruments (continued)

Fair value of financial instruments (continued)

Level 3 Hierarchy (continued)

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at March 31, 2021, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021. As at March 31, 2021. a +/- 10% change in the fair value of VLC will result in a corresponding +/- $3,773 change in the carrying amount.

15.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the three months ended March 31, 2021.

16.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiary and its respective ownership listed below:

	Country of incorporation	% equity interest
DeFi Holdings Inc.	Canada	100
DeFi Holdings (Bermuda) Ltd.	Bermuda	100
Electrum Streaming Inc.	Canada	100
Valour Structured Products, Inc.	Cayman Island	100
Catenafin AG	Switzerland	100
C de Geer AG	Sweden	100

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

16.	Related party disclosures (continued)

b)	Compensation of key management personnel of the Company:

The remuneration of directors and other members of key management personnel during the three months ended March 31, 2021 and 2020 were as follows:

	Three months ended March 31,
	2021	2020
Short-term benefits	$279,155	$16,500
Shared-based payments	232,982	-
	$512,137	$16,500

At March 31, 2021, the Company had $32,086 (December 31, 2020 - $2,543) owing to its current key management, and $655,296 (December 31, 2020 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

c)	During the three months ended March 31, 2021 and 2020, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Purchases of goods/services Three months ended March 31,
	2021	2020
2227929 Ontario Inc.	$30,000	$30,000
Forbes & Manhattan Inc.	30,000	30,000
	$60,000	$60,000

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at March 31, 2021, the Company had a payable balance of $nil (December 31, 2020 - $80,183) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and officer of the Company, is also a director of 2227929 Ontario Inc.

In August 2017, Forbes & Manhattan, Inc. (“Forbes”) became an insider of the Company owning approximately 34.9% (approximately 16.3% at December 31, 2020) outstanding shares of the Company. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. During the three months ended March 31, 2021, Forbes received $75,000 bonus from the Company. As at March 31, 2021 the Company had a payable balance of $34,819 (December 31, 2020 - $22,600). Such amounts are unsecured, with no fixed terms of repayment. Forbes participated in the Company’s March 2021 private placement financing and subscribed for 189,900 common shares for gross proceeds of $379,800. As at March 31, 2021, Forbes ceased to be an insider of the Company.

Included in amounts receivable is $25,000 private placement proceeds owed by an officer of the Company. Subsequent to March 31, 2021, the funds were received.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($76,678) (December 31, 2020 - $76,872) expenses owed to Vik Pathak, a former director and officer of the Company.

See Notes 11, 12 and 17.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

16.	Related party disclosures (continued)

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of March 31, 2021 and December 31, 2020.

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common	$ 1,906,056	63.7%
	shareholders
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	953,028	31.9%
Medivolve Inc.	Former director (Stan Bharti), director (Daniyal Baizak), and	12,650	0.4%
	common shareholders
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officer	120,356	4.0%
	(Kenny Choi, Ryan Ptolemy) and common shareholders
Total investment - March 31, 2021		$ 2,992,090	100.0%
* Private companies

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	$1,929,853	54.2%
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	964,926	27.1%
Medivolve Inc.**	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders	22,000	0.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti, William Steers) and officer (Ryan Ptolemy)	545,490	15.3%
Silo Wellness Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi, Ryan Ptolemy) and common shareholders	98,250	2.8%
Total investment - December 31, 2020		$3,560,519	100.0%

*	Private companies
**	Formerly QuestCap Inc.
***	Formerly Yukoterre Resources Inc.

The Company has a diversified base of investors. To the Company’s knowledge, no related party holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as of March 31, 2021 (December 31, 2020 – Forbes).

17.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $1,979,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $557,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position.

DeFi Technologies Inc.

Notes to the Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars unless otherwise noted)

18.	Subsequent events

Subsequent to March 31, 2021, the Company announced its intention to commence a Normal Course Issuer Bid (“NCIB”) to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

Subsequent to March 31, 2021, the Company completed the share exchange transaction with Hive Blockchain Technologies Ltd. (“HIVE”). Pursuant to the transaction, the Company issued 10,000,000 shares of the Company to HIVE in exchange for 4,000,000 common shares of HIVE. No finder’s fees were paid in connection with the transaction and all securities issued under the transaction are subject to a four-month and one day statutory hold period.

Subsequent to March 31, 2021, the Company granted 4,070,000 stock options to directors, officers and consultants to purchase shares of the company at an exercise price of $1.78 per share until April 9, 2026.

Subsequent to March 31, 2021, 12,500 options were exercised for gross proceeds of $1,125 and 2,600,000 warrants were exercised for gross proceeds of $650,000.